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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ----------------
                                   SCHEDULE TO
                                  (Rule 13e-4)
            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                                ----------------
                                DUANE READE INC.
                       (Name of Subject Company (Issuer))
                                ----------------
                                DUANE READE INC.
                  (Name of Filing Person (Issuer and Offeror))
                                ----------------
           Options to purchase common stock, par value $0.01 per share
                         (Title of Class of Securities)
                                ----------------
                                    263578106
        (CUSIP Number of Class of Securities of Underlying Common Stock)
                                ----------------
                            Michelle D. Bergman, Esq.
                         Vice President, General Counsel
                                Duane Reade Inc.
                                440 Ninth Avenue
                            New York, New York 10001
                                 (212) 273-5700
   (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
                                    Copy to:
                           Kenneth J. Laverriere, Esq.
                               Shearman & Sterling
                              599 Lexington Avenue
                          New York, New York 10022-6069
                                 (212) 848-4000

                            Calculation of Filing Fee

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            Transaction valuation*                Amount of filing fee
--------------------------------------------------------------------------------
                 $37,484,685                         $7,496.94

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*    Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,401,249 shares of common stock of Duane Reade Inc. having an aggregate value of $37,484,685 as of February 26, 2003 will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.
[_] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
              Amount Previously Paid:  N/A           Filing Party:  N/A
              Form or Registration No.:  N/A         Date Filed:  N/A
[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
[_]  third party tender offer subject to Rule 14d-1.
[X]  issuer tender offer subject to Rule 13e-4.
[_]  going-private transaction subject to Rule 13e-3.
[_]  amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. [_]
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


Item 1.   Summary Term Sheet.

          The information set forth under "Summary Term Sheet" in the Offer to Exchange is incorporated herein by reference.

Item 2.   Subject Company Information.

          (a) Name and address.

          The name of the issuer is Duane Reade Inc., a Delaware corporation (the "Company"), and the address and the telephone number of its principal executive office is 440 Ninth Avenue, New York, New York 10001, (212) 273-5700.

          (b) Securities.

          This Tender Offer Statement on Schedule TO relates to an offer by Duane Reade Inc., a Delaware corporation (the "Company"), offering each eligible employee the opportunity to exchange all of his or her currently outstanding options to purchase shares of the Company's common stock granted under the Company's 1992 Stock Option Plan and 1997 Equity Participation Plan (the "1997 Plan") with an exercise price equal to or in excess of $16 per share, other than certain options granted on May 7, 1999 pursuant to the Company's Deferred Compensation Stock Grant Program, for new options that the Company will grant under the 1997 Plan (the "New Options"). The New Options will be granted upon the terms and subject to the conditions described in the Offer to Exchange, dated February 27, 2003 (the "Offer to Exchange"), attached hereto as Exhibit
(a)(1), the related cover letter, attached as hereto as Exhibit (a)(3), and the Acceptance Letter, attached hereto as Exhibit (a)(4) (the "Letter" which, together with the Offer to Exchange and the related cover letter, as they may be amended from time to time, constitutes the "Offer"). Eligible employees are employees of the Company who are actively employed or on an authorized leave of absence on February 27, 2003 and on the date the Offer expires. Non-employee members of the Company's board of directors and any consultants who hold options are not eligible to participate in the Offer. The Offer is an even exchange. The Company will grant a New Option to purchase one share of common stock for each eligible option to purchase one share of common stock exchanged in the Offer.

          The information set forth in the Offer to Exchange under "Section 8. Source and Amount of Consideration; Terms of New Options" is incorporated herein by reference.

          (c) Trading market and price.

          The information set forth in the Offer to Exchange under "Section 7. Price Range of Common Stock Underlying the Eligible Options" is incorporated herein by reference.

Item 3.   Identity and Background of Filing Person.

          (a) Name and address.

          The Company is the filing person and the subject company. The information set forth under Item 2(a) above and the information set forth in the Offer to Exchange under "Schedule A -

Information Concerning the Directors and Executive Officers of Duane Reade" is incorporated herein by reference.

Item 4.   Terms of the Transaction.

          (a) Material terms.

          The information set forth in the Offer to Exchange under "Section 1. Eligible Employees and Eligible Options; Expiration of the Offer," "Section 3. Procedures for Accepting the Offer," "Section 4. Withdrawal Rights," "Section 5. Acceptance of Eligible Options for Exchange and Issuance of New Options," "Section 8. Source and Amount of Consideration; Terms of New Options," "Section
11. Accounting Consequences of the Offer," "Section 13. Material U.S. Federal Income Tax Consequences" and "Section 14. Extension of Offer; Termination; Amendment" is incorporated herein by reference.

          (b) Purchases.

          The information set forth in the Offer to Exchange under "Section 10. Interests of Directors and Officers; Transactions and Arrangements Concerning the Options and Duane Reade's Common Stock" is incorporated herein by reference.

Item 5.   Past Contacts, Transactions, Negotiations and Agreements.

          (e) Agreements involving the subject company's securities.

          The information set forth in the Offer to Exchange under "Section 8. Source and Amount of Consideration; Terms of New Options" and "Section 10. Interests of Directors and Officers; Transactions and Arrangements Concerning the Options and Duane Reade's Common Stock" is incorporated herein by reference.

          The 1992 Stock Option Plan and the 1997 Equity Participation Plan attached hereto as Exhibits (d)(1) and (d)(2) contain information regarding the subject securities.

         In October 2000, directors Kevin Roberg and David Johnson were each granted 5,000 stock appreciation rights ("SARs") with an exercise price of $23.13 under the 1997 Plan. The SARs vest in five equal annual installments beginning on the first anniversary of the date of grant and expire on the tenth anniversary of the date of grant.

Item 6.   Purposes of the Transaction and Plans or Proposals.

          (a) Purposes.

          The information set forth in the Offer to Exchange under "Section 2. Purpose of the Offer" is incorporated herein by reference.

          (b) Use of securities acquired.

          The information set forth in the Offer to Exchange under "Section 5. Acceptance of Eligible Options for Exchange and Issuance of New Options" and "Section 11. Accounting Consequences of the Offer" is incorporated herein by reference.

          (c) Plans.

          The information set forth in the Offer to Exchange under "Section 2. Purpose of the Offer" is incorporated herein by reference.

Item 7.   Source and Amount of Funds or Other Consideration.

          (a) Source of funds.

          The information set forth in the Offer to Exchange under "Section 8. Source and Amount of Consideration; Terms of New Options" and "Section 15. Fees and Expenses" is incorporated herein by reference.

          (b) Conditions.

          Not applicable.

          (d) Borrowed funds.

          Not applicable.

Item 8.   Interest in Securities of the Subject Company.

          (a) Securities ownership.

          The information set forth in the Offer to Exchange under "Section 10. Interests of Directors and Officers; Transactions and Arrangements Concerning the Options and Duane Reade's Common Stock" is incorporated herein by reference.

          (b) Securities transactions.

          The information set forth in the Offer to Exchange under "Section 10. Interests of Directors and Officers; Transactions and Arrangements Concerning the Options and Duane Reade's Common Stock" is incorporated herein by reference.

Item 9.   Person/Assets, Retained, Employed, Compensated or Used.

          (a) Solicitations or recommendations.

          Not applicable.

Item 10.  Financial Statements.

          (a) Financial Information.

          The information set forth in the Offer to Exchange under "Section 9. Information Concerning Duane Reade," "Section 16. Additional Information" and on pages 25 through 49 of the Company's Annual Report on Form 10-K for its fiscal year ended December 29, 2001, pages 3 through 10 of the Company's Quarterly Report on Form 10-Q for its fiscal quarter ended September 28, 2002, is incorporated herein by reference. A copy of the financial statements contained in the Annual Report on Form 10-K for the fiscal year ended December 29, 2001 and the quarterly report on Form 10-Q for the fiscal quarter ended September 28, 2002 will be made available by the Company to any potential participants of this Offer upon request. The full text of the Annual Report on Form 10-K and the quarterly report on Form 10-Q as well as the other documents the Company has filed with the Securities and Exchange Commission (the "SEC") prior to or will file with the SEC subsequent to the filing of the Tender Offer Statement on Schedule TO can be accessed electronically on the SEC's website http://www.sec.gov or can be obtained by contacting the Company at: Duane Reade Inc. Human Resources Department, Attention: Jim Rizzo, Telephone number: (212) 273-5748, Facsimile number: (212) 494-8205, e-mail: rizzoj@duanereade.com.

          (b) Pro forma information.

          Not applicable.

          (c) Summary Information.

          The information set forth in the Offer to Exchange under "Section 9. Information Concerning Duane Reade" is incorporated herein by reference.

Item 11.  Additional Information.

          (a) Agreements, regulatory requirements and legal proceedings.

          The information set forth in the Offer to Exchange under "Section 10. Interests of Directors and Officers; Transactions and Arrangements Concerning the Options and Duane Reade's Common Stock" and "Section 12. Legal Matters; Regulatory Approvals" is incorporated herein by reference.

          (b) Other material information.

          Not applicable.

Item 12.  Exhibits.

(a)(1)    Offer to Exchange, dated February 27, 2003.
(a)(2) Email to Employees Announcing the Voluntary Stock Option Exchange Program, dated February 25, 2003 (incorporated by reference to Exhibit
          99.1 on the Schedule TO-C filed by the Company on February 25, 2003).
(a)(3)    Cover Letter to the Offer to Exchange, dated February 27, 2003.
(a)(4)    Form of Acceptance Letter.
(a)(5)    Form of Withdrawal Letter.
(a)(6) Duane Reade's Annual Report on Form 10-K for the fiscal year ended December 29, 2001, previously filed with the SEC on March 28, 2002 and incorporated herein by reference.

(a)(7) Duane Reade's Quarterly Report on Form 10-Q for the fiscal quarter ended September 28, 2002, previously filed with the SEC on November 12, 2002 and incorporated herein by reference.
(b)       None.
(d)(1) Duane Reade Inc. 1997 Equity Participation Plan (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form S-1) (File No. 333-41239) previously filed with the SEC on January 15, 1998.
(d)(2) Duane Reade Inc. Holding Corp. 1992 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form S-1) (File No. 333-41239) previously filed with the SEC on January 15, 1998.
(d)(3) Form of New Option Agreement pursuant to the 1997 Equity Participation Plan.
(g)       None.
(h)       None.

Item 13.  Information Required by Schedule 13E-3.

          Not applicable.

                                    SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                                        DUANE READE INC.


                                          /s/  Michelle D. Bergman
                                        ----------------------------------------
                                        Michelle D. Bergman
                                        Vice President, General Counsel


Date:  February 27, 2003



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




                                  EXHIBIT INDEX

Exhibit
No.                      Description
---                      -----------

(a)(1)         Offer to Exchange, dated February 27, 2003.
(a)(2)         Email to Employees Announcing the Voluntary Stock Option
               Exchange Program, dated February 25, 2003 (incorporated by reference to Exhibit 99.1 on the Schedule TO-C filed by the Company on February 25, 2003).
(a)(3)         Cover Letter to the Offer to Exchange, dated February 27, 2003.
(a)(4)         Form of Acceptance Letter.
(a)(5)         Form of Withdrawal Letter.
(a)(6) Duane Reade's Annual Report on Form 10-K for the fiscal year ended December 29, 2001, previously filed with the SEC on March 28, 2002 and incorporated herein by reference.
(a)(7) Duane Reade's Quarterly Report on Form 10-Q for the fiscal quarter ended September 28, 2002, previously filed with the SEC on November 12, 2002 and incorporated herein by reference.
(d)(1) Duane Reade Inc. 1997 Equity Participation Plan (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form S-1) (File No. 333-41239) previously filed with the SEC on January 15, 1998.
(d)(2) Duane Reade Inc. Holding Corp. 1992 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form S-1) (File No. 333-41239) previously filed with the SEC on January 15, 1998.
(d)(3) Form of New Option Agreement pursuant to the 1997 Equity Participation Plan.